

August 30, 2023

Cornelius Boersch
Chief Executive Officer
Mountain & Co. I Acquisition Corp.
4001 Kennett Pike, Suite 302
Wilmington, DE 19807

> **Re: Mountain & Co. I Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 17, 2023**
> **File No. 001-41021**

Dear Cornelius Boersch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mario Schollmeyer, Esq.